Exhibit (e)(19)

Home Products International, Inc.

Stock Purchase Plan
 Amounts withheld from participant’s pay that have not already been used to purchase Common Shares should be converted to shares at the change in control date. Such conversion should be at the lesser of 85% of the share price at the beginning of the share purchase period or 85% of the share price at the time of the change in control.

Management Incentive Plan (MIP)
Amounts earned under the Company’s MIP should be calculated on a year-to-date basis as of the closing date and paid to participants at closing. Such amounts to be determined based on estimated year-to-date performance versus the 2000 budget as approved by the Board on December 14, 1999.

Executive Incentive Plan (EIP)
 Amounts earned under the Company’s EIP should be calculated on a year-to-date basis as of the closing date and paid to participants in cash at closing. Such amounts to be determined based on estimated year-to-date performance versus the 2000 budget as approved by the Board on December 14, 1999. In addition, the three-year waiting period on deferred awards earned in 2000 and prior years is waived for purposes of a change in control. Shares earned from prior year awards are to be converted to cash in accordance with the Plan and paid to participants at closing.

Profit Sharing Plan
 In the event of a change in control, a final profit sharing contribution will be made to participants on a pro rata basis at the same percentage contribution and in the same manner as was made in the immediately preceding fiscal year.

Deferred Compensation Plan
 In the event of a change in control, all participants are to become 100% vested in the Company contribution portion of the deferred accounts. Pro rata profit sharing contributions are to be made to a participant’s eligible deferred accounts at the same percentage contribution and in the same manner as was made in the immediately preceding fiscal year. Subsequent to the profit sharing contribution, the Plan will terminate and the participant accounts will be distributed.